November 18, 2008

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549-0404

Re:

General Metals Corporation

Form 10-K for the Year ended April 30, 2007

Filed June 5, 2007

File No. 0-302301

The following comments are in regards to the Letter Dated March 13, 2008. A copy of the letter as received is enclosed with our response letter.  We have addressed each point below.

General

1.

We have included the disclosure as noted in the paragraph on our website found at www.generalmetalscorporation.com. We will begin to include the described disclosure on all future press releases which include any reference to resources.  In addition, the disclosure can be found on our website on the main page near the bottom at the above mentioned location.

2.

 We have included the disclosure as noted in the paragraph on our website found at www.generalmetalscorporation.com. We will begin to include the described disclosure on all future press releases which include any reference to resources.  In addition, the disclosure can be found on our website on the main page near the bottom at the above mentioned location.

3.

For all material properties as of April 30, 2008, we have provided relevant and available maps indicating its location.  Material properties at April 30, 2008 included the Ghana Concession Mining property and the Independence Mine Location. These maps are located on page 5 and page 14 respectively of the FY2008 10-KSB that was filed on August 12, 2008.  We believe these maps plus the description under the location and access heading under each of the properties as defined in number 4 below to be sufficient to represent and identify the location of said properties.  We will add a more detailed location map in all future filings.

4.

For all material properties as noted in number 3 above, the items required under paragraph (b) of Industry Guide 7 were included in the FY2008 10-KSB for the period ending April 30, 2008 that was filed on August 12, 2008.

5.

For the period ending April 30, 2008, we have removed from the Location and Access heading any discussion regarding surrounding land and mineral ownership all references

● Page 2	November 18, 2008

to adjacent locations and any of their mineralization.  The line currently only suggests access to the property is granted through legal right of way.  The phrase currently reads: “The Wilson-Independence claims are 100% controlled by us and are completely surrounded by Newmont Mining’s holdings in the Phoenix Project and are an island with legal access.”  This phrase can be found on page 5 of the FY2008 10-KSB.  We believe that this mention of another property adds clarity as to the location of our property by its proximity thereto.

6.

In our recent FY2008 10-KSB, we removed the discussion regarding gold values averages. In addition, we added more clarity regarding drilling results including the use of tables to improve the readability of sample and drilling data.  Refer to pages 15-20 of the FY2008 10-KSB.

7.

To align disclosures in accordance with SEC Industry guide 7, we will remove from all future filings any references to resources, associated tonnages, and grade estimates in regards to the Northern Dynasty Minerals report or any other historical reports and the estimated resource and state quantity estimates.  This oversight of not removing it from the April 30, 2008 report was the result of limited staff and time availability.  This will not happen again.

8.

Forgiveness of debt and debt forgiveness on shareholder loans, since my appointment as CFO, has been and will be characterized, recorded and described as capital in nature in all filings.

9.

Future filings, both 10-QSB and 10-KSB, will state clearly how we accounted for the $75,000 in stock issuance for the purchase of Mikite Gold Resources, if and where applicable.  For your reference the costs related to the stock value was recorded as exploration expenses in the period issued as no resources

10.

A tabular presentation that summarizes warrants outstanding has been included in the FY2008 10-KSB on page F-13 and F-14.

11.

The warrants identified in Item 11 of the letter as having terms that were extended were warrants issued and held by non-employee or officer shareholders.  As such, the warrants need not be accounted for under SFAS 123(R). Management determined 4 months prior to expiration that the term of the original warrants did not reflect its intent to reward the early investors in the Company for funding early stage exploration activities; therefore management determined that an extension of the term to expiration was appropriate. Neither the costs of the original issuance of the warrants nor of the extension of term were not calculated or recorded. Reliance of management at that time was placed in contract accountants hired to prepare the financial statements and the audit firm, which while disclosing the warrants did not identify the error of not expensing the costs related to the issuance of warrants.  Effective July 31, 2007 in the quarterly 10-QSB, upon my complete review of the historical references, all warrants then outstanding were valued and recorded as a credit to equity and a debit to expenses. In future filings, we will continue to increase the transparency of the recording of the value of the warrants in conjunction with a Black-Scholes methodology.

12.

We disclosed compensation to officers including all share-based compensation in the FY2008 10-KSB in accordance with SFAS 123(R).  However, upon further review, we believe the disclosure to be deficient in certain aspects and will make a significant improvement in upcoming fillings to increase the transparency and clarity of the disclosure and ensure compliance under SFAS 123(R).

● Page 3	November 18, 2008

In addition, we certify that it is the responsibility of Management and the Company to ensure the adequacy and accuracy of the disclosures in the filings, that comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Daniel J. Forbush

Daniel J Forbush

Chief Financial Officer

General Metals Corporation

615 Sierra Rose Dr Suite 1

Reno, NV 89511-4009